FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	February, 2006
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated February 21, 2006, relating to: Lafarge commences cash tender offer for all outstanding shares of Lafarge North America

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, February 21, 2006

LAFARGE COMMENCES CASH TENDER OFFER

FOR ALL OUTSTANDING SHARES OF LAFARGE NORTH AMERICA

Lafarge, the world leader in building materials, and owner of a 53.2% stake in Lafarge North America (NYSE & TSX: LAF), today commenced its previously announced cash tender offer (the “Offer”) for the 46.8% of Lafarge North America that it does not already own.

As announced on February 6, 2006, Lafarge is offering Lafarge North America shareholders US$75 in cash for each Lafarge North America share they hold, a price that represents a 16.7% premium over Lafarge North America’s closing stock price on February 3, 2006, the previous trading day before the announcement of the Offer, and a 31.0% premium over Lafarge North America’s average closing stock price over the previous three months.

Based on the 35.3 million minority-owned shares and on outstanding options, the Offer represents a total transaction value of US$3.0 billion, and will expire on March 20, 2006, unless extended.

The Offer is made directly to the shareholders of Lafarge North America. As part of the transaction, Lafarge is also offering to purchase all outstanding exchangeable preference shares of Lafarge Canada, a subsidiary of Lafarge North America.

The Offer is conditioned upon, among other things, the tender of a majority of the shares not held by Lafarge and its affiliates and the ownership by Lafarge of at least 90% of the outstanding shares. Any common shares not acquired in the Offer are expected to be acquired in a subsequent merger at the same price as the Offer.

Shareholders of Lafarge North America are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC, because they contain important information. Shareholders of Lafarge North America may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Offer, at 1-888-750-5834.

Notes to Editors:

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

Lafarge North America is one of the largest publicly traded construction materials providers in North America. Lafarge North America today is a 53.2%-owned subsidiary of Lafarge. The company has been listed on the New York Stock Exchange since 1983 and is also listed on the Toronto Stock Exchange.

Page 2 of 4 Total Pages

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier 33-1 44-34-92-32 stephanie.tessier@Lafarge.com	Yvon Brind’Amour 33-1 44-34-11-26 yvon.brindamour@Lafarge.com

Louisa Pearce-Smith / Lucy Wadge 33-1 44-34-58-30	Danièle Daouphars 33-1 44-34-11-51 daniele.daouphars@Lafarge.com

Statements made in this press release that are not historical facts, including the expected immediacy of earnings accretion, the improved use of free cash flow and increased flexibility and efficiency in implementing its North American strategy, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: whether the conditions of the tender offer will be satisfied; the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Company does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets and, in particular, in North America; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including the Company’s Reference Document and Annual Report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 21, 2006	Lafarge (Registrant)

	By: Name: Title:	/s/ Jean-Pierre Cloiseau Jean-Pierre Cloiseau Senior Vice President, Finance

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